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                              April 2, 2024

       Donald J. Reid
       Corporate Secretary
       Crown Castle Inc.
       8020 Katy Freeway
       Houston, TX 77024

                                                        Re: Crown Castle Inc.
                                                            PREC14A Filed March
25, 2024
                                                            File No. 001-16441

       Dear Donald J. Reid:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREC14A Filed March 25, 2024

       General

   1. In Appendix C, please disclose the beneficial ownership (if any) of the Participants'
                                                        associates, who are
mentioned on pages C-5 and C-6, in any securities of the Company as well as the name and
address of each such associate. See Item 5(b)(1)(ix) of Schedule
                                                        14A.
   2. On the preliminary proxy card and on page 95 of the Proxy Statement, you indicate that the proxy card will be
voted based on the Board   s recommendations if the proxy card is
                                                        properly executed and
delivered, but does not specify voting instructions. Please revise to clarify whether you are
describing an entirely unmarked, but signed proxy card, or one that is signed and
marked as to other matters but not marked as to the particular proposal addressed in your
disclosure.
       Background to the Solicitation, page 8

   3.                                                   We note on page 8 of
the Proxy Statement, under the heading    Ted Miller   s Initial
 Donald J. Reid
Crown Castle Inc.
April 2, 2024
Page 2
         Outreach and Solicitation of Business from the Company,    that in May
2023, Mr. Miller
         contacted representatives of the Company to solicit potential business from the Company on behalf of Visual Intelligence. Please revise this section to disclose whether Visual
         Intelligence had any preexisting business relationship with the Company, and if so, the extent of that relationship.
4.       We note on page 12 of the Proxy Statement, under the heading    The
Fiber Review
         Committee   s Strategic Review,    that the Fiber Review Committee
discussed the Boots
         Group   s proposal at its initial meeting on January 10, 2024. Please expand this section to
         reflect any subsequent discussions of the Boots Group   s proposal by
the Fiber Review
         Committee, including its assessment of such proposal.
5. We note on page 15 of the Proxy Statement that Elliott agreed to irrevocably waive certain provisions of the Cooperation Agreement, as amended, on March 14, 2024. We also note that a Form 8-K was filed by the Company on December 20, 2023 and March 4, 2024
         disclosing the Company   s entry into the Cooperation Agreement and a
subsequent
         amendment to the Cooperation Agreement, respectively. Please advise us in your response letter why the Company did not file an Item 1.01 Form 8-K reporting the March 2024
         Waiver.
Reasons for the Board's Recommendation to Vote for the Company Nominees, page
19

6. On page 20 of the Proxy Statement, you refer to one or more of the Company Nominees
         as being    direct [representatives] from one of the Company   s
largest stockholders.    Please
         revise to identify this stockholder and disclose the beneficial ownership of such stockholder, or cross-reference the beneficial ownership table on page 88 of the Proxy
         Statement if they are included therein.
Information About the Annual Meeting, page 93

7.     On page 98 of the Proxy Statement, you describe a    broker non-vote
and its effects on
       the various proposals to be presented at the Annual Meeting. Please revise this disclosure
       to clarify that when a broker provides the Boots Group   s proxy
materials to a beneficial
FirstName LastNameDonald J. Reid
       owner,    broker non-votes    (1) will not be considered votes cast on
Proposal 2, (2) will
Comapany
       haveNameCrown
             no effect on Castle Inc. of Proposal 2, and (3) will not be counted in determining the outcome
April 2,whether  a quorum
         2024 Page   2     exists at the Annual Meeting in those circumstances.
FirstName LastName
 Donald J. Reid
FirstName   LastNameDonald J. Reid
Crown Castle   Inc.
Comapany
April       NameCrown Castle Inc.
       2, 2024
April 32, 2024 Page 3
Page
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions